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Davis Polk & Wardwell LLP	212 450 4000 tel
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New York, NY 10017

July 25, 2019
Re:	Ranpak Holdings Corp. Registration Statement on Form S-3 Filed June 13, 2019 File No. 333-232105; CIK No. 0001712463

Ms. Kate McHale

Mr. Jay Ingram

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. McHale and Mr. Ingram:

On behalf of our client, Ranpak Holdings Corp., a Delaware corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) contained in the Staff’s letter dated July 2, 2019 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter. We are also sending, under separate cover, a copy of Amendment No. 1 and three marked copies of Amendment No. 1 showing the changes to the Registration Statement filed with the Commission on June 13, 2019.

For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing the Staff’s comment appears.

Ms. Kate McHale

Mr. Jay Ingram

Division of Corporate Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

July 25, 2019

Registration Statement on Form S-3

General

1.	Your registration statement covers the offer and sale of Class A Common Stock issuable upon the exercise of (i) redeemable warrants to purchase shares of Class A common stock that you issued in private placements to certain accredited investors upon the closing of your initial business combination with Rack Holdings Inc. pursuant to forward purchase agreements and (ii) warrants to purchase shares of Class A common stock that you issued to the anchor investors and the BSOF entities in a private placement in connection with the closing of your IPO. Please note that a transaction commenced privately cannot be converted to a registered offering. Please advise us of the exercise provisions of the warrants referenced above. If you do not believe the warrants were immediately exercisable (i.e., within one year) when issued privately, please explain why. Refer to Securities Act Sections Compliance and Disclosure Interpretation Questions 103.04 and 134.02.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that, while the Company reserves its position on the ability to register the issuance of shares of Class A common stock issuable upon the exercise of (i) redeemable warrants to purchase shares of Class A common stock issued in private placements to certain accredited investors upon the closing of the Company’s initial business combination with Rack Holdings Inc. pursuant to forward purchase agreements (“forward purchase warrants”) and (ii) warrants to purchase shares of Class A common stock that were issued to the anchor investors and the BSOF entities in a private placement in connection with the closing of the Company’s IPO (“private placement warrants”), the Company no longer intends to register the issuance of such shares of Class A common stock under the Registration Statement. Accordingly, the Company has revised Amendment No. 1 to remove the registration of the issuance of such Class A shares, as well as the resale of the forward purchase warrants and private placement warrants and the Class A shares issuable upon their exercise.

* * *

Should any questions arise, please do not hesitate to contact me at (212) 450-4077 (tel), (212) 450-5704 (fax) or john.meade@davispolk.com. Thank you for your time and attention.

Very truly yours,

John B. Meade

cc:	Michele Smolin, General Counsel of the Company